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     OPTION AGREEMENT dated ___________________ between GTS Duratek, Inc, a
Delaware corporation (the "Company"), and _________________, an employee of the Company (the "Employee").

     PURSUANT to the Company's 1984 Stock Option Plan, as amended (the "Plan"), the Company desires to make available shares of its Common Stock, par value $.01 per share (the "Common Stock"), for purchase by the Employee, and thereby to provide an additional incentive to him/her to continue in the employ of the Company or its subsidiaries and give him a greater interest as a shareholder in the success of the Company.

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for good and valuable consideration, the parties hereto hereby agree as follows:

     1. GRANT OF OPTIONS. The Company hereby grants to the Employee as a matter of separate agreement and not in lieu of salary or any other compensation for services, the right and option to purchase all or part of an aggregate of _______ shares of the Common Stock (the "Shares") on the terms and conditions herein set forth (the "Option").

     2. PURCHASE PRICE; CONSIDERATION. The purchase price for the Shares shall be $______.

     3. TERM OF OPTION. The term of the Option shall be five years from the date hereof, subject to the provisions of the Plan with respect to termination of employment, death or disability of the Employee. Any portion of the Option not exercised prior to the termination of the Option shall thereupon become null and void.

     4.   ACCRUAL OF OPTION.  The Option shall become exercisable as follows:

          20%  -    ____________ (date of issue)
          40%  -    ____________ (one year)
          60%  -    ____________ (two years)
          80%  -    ____________ (three years)
          100%      -    ____________ (four years)

Any installment of the Option shall be exercisable in whole at any time, or in part from time to time, during the term of the Option as to all or any of the Shares comprising such installment which are then purchasable under the Option but not as to less then 25 shares (or the remaining Shares the covered by such installment if less than 25 shares) at any one time.

     5. THE STOCK OPTION PLAN. The Option is subject in all respects to the terms of the Stock Option Plan, a copy of which is attached hereto.

     6. WITHHOLDING TAX LIABILITY. The Employee agrees to deposit with the Company, if so requested by the Company at its sole discretion, an amount to satisfy any withholding tax liability imposed as the result of the exercise of any Option granted hereunder.

     7. THE PLAN. The Option is subject in all respects to the terms of the Plan.

     IN WITNESS WHEREOF, the Company and the Employee have duly executed this Option Agreement, all as of the day and year first above written.


                                   GTS DURATEK, INC.



                                   By:________________________________
                                        Robert E. Prince
                                        President and CEO



                                   By:________________________________
                                        Employee